February 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Franklin Financial Corporation
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-171108

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Franklin Financial Corporation (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be declared effective at 3:00 p.m. on February 11, 2011 or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty
Name: Title:	Jennifer Docherty Authorized Signatory